UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Confetti Collective Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 11, 2018

Physical address of issuer
205 Hudson Street, 7th Floor, New York, NY 10013

Website of issuer
https://coterieparty.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 14, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$875,513	$161,541
Cash & Cash Equivalents	$647,540	$102,811
Accounts Receivable	$35,759	N/A
Short-term Debt	$52,427	$17,480
Long-term Debt	N/A	N/A
Revenues/Sales	$126,408	N/A
Cost of Goods Sold	$89,507	N/A
Taxes Paid	N/A	N/A
Net Income	($1,570,950)	($346,739)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 1, 2020

Confetti Collective Inc.



Up to $1,070,000 of Crowd Notes

Confetti Collective Inc. (dba "Coterie Party", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 14, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $415,000 under the Combined Offerings (the "Closing Amount") by August 14, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 7, 2020 will be permitted to increase their subscription amount at any time on or before August 14, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 7, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 7, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://coterieparty.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/coterie.party

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Confetti Collective Inc. (dba "Coterie Party") is a Delaware C-Corporation, formed on May 11, 2018.

The Company is located at 205 Hudson Street, 7th Floor, New York, NY 10013.

The Company's website is https://coterieparty.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/coterie.party and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 14, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 7, 10 and 12.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,917,689, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding liabilities. The Company has an outstanding liability of $79,800 stemming from a Paycheck Protection Program loan received in May 2020. The company expects full forgiveness of the loan; however, there is no guarantee that the company will be forgiven or pay off this outstanding liability.

The Company does not hold regular board meetings or keep meeting minutes from its board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. Further, the Company is also not legally required to record and retain meeting minutes when it does conduct board meetings. However, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company will hold regular board meetings and/or keep formal board meeting minutes in the future.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 68% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
We're aiming to disrupt the $10 billion US Party Supply Industry by designing and delivering stylish party supplies that are premium in quality and affordable in price.

Business Plan
The current party supply industry doesn't feel like a party. Products are often low quality, cheap and unattractive. Product assortment is incredibly overwhelming, leaving customers paralyzed by choice. We've found no company that has built a seamless e-commerce experience or focused on direct to consumer. And we believe there is no loved brand.

Despite the lack of easy shopping options, 70% of Americans throw 3.5 parties each year and this opportunity is only expanding. Baby and bridal showers, birthdays, holidays, dog parties, or your monthly book club - there are endless reasons to throw a party each year across all life stages. Coterie helps make those celebrations possible.

Coterie makes it fun and easy to throw a stylish party by providing everything our customers need, delivered to their door. All of our products are designed in house and we offer a seamless and elegant shopping experience, from tailored content to thoughtful website design to lightning fast shipping - things we believe are currently unheard of in the industry.

We spent 2019 focused on testing, learning and being efficient with marketing spend. We launched 6 seasonal collections, amassed 30K+ avid Instagram followers, and achieved steady revenue growth. Most importantly, we came away with 3 key learnings that will allow us to scale in 2020: launching a huge Kids Collection, executing on more partnerships like the one we did with Reese Witherspoon's Draper James, and tapping into new distribution channels including wholesale. We've already seen really strong results from our Kids Collection, which launched just this February. Conversion doubled, orders tripled and CACs were cut in half.

With our unique brand, differentiated product, deeply experienced leadership team, and actionable 2019 learnings, we believe we are poised to disrupt the $10B party industry.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.91% of the proceeds, or $41,125, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing & Growth	30%	30%	40%
Headcount	40%	40%	34%
Product & Operations	18%	18%	16%
Technology	7%	7%	6%
Other	5%	5%	4%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sara Raffa	Co-Founder	Co-Founder of Coterie Party; Responsible for product & operations (May 2018 - Current) Previously Director of Operations at Daily Harvest

Linden Ellis	Co-Founder & Chief Executive Officer	Co-Founder of Coterie Party; responsible for marketing & finance (May 2018 - Current)
		Previously Director of Customer Acquisitions, Analytics, and Finance at Daily Harvest

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	8,000,000	YES	N/A	N/A	63.68%	N/A
Series Seed-2 Preferred	3,424,618	YES	YES	If the company issues additional shares, then Purchasers will be diluted	27.26%	N/A
Series Seed Preferred	1,137,397	YES	YES	If the company issues additional shares, then Purchasers will be diluted	9.05%	N/A

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Sara Raffa and Linden Ellis.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sara Raffa	4,000,000 Common	28.4%
Linden Ellis	4,000,000 Common	28.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Confetti Collective Inc. ("the Company") was incorporated on May 11, 2018 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company is an online elevated party supply, curated for any occasion and shipped to your house.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $128,564.03 in cash on hand as of May 26, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 2018	4(a)(b)	Preferred Equity	$500,000	Working Capital
Seed	January 2019	4(a)(b)	Preferred Equity	$2,250,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $415,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

}Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sara Raffa
_____
(Signature)

Saffa Raffa
_____
(Name)

Co-Founder & Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Saffa Raffa
_____
(Signature)

Saffa Raffa
_____
(Name)

Co-Founder & Co-CEO
_____
(Title)

6/1/2020
_____
(Date)

/s/Linden Ellis
_____
(Signature)

Linden Ellis
_____
(Name)

Co-Founder & Co-CEO
_____
(Title)

6/1/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CONFETTI COLLECTIVE INC. (DBA COTERIE PARTY)
A DELAWARE CORPORATION

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Confetti Collective Inc.
New York, NY

We have reviewed the accompanying financial statements of Confetti Collective Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2019 and period of May 11, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 8, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

CONFETTI COLLECTIVE INC.
BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 647,540	$ 102,811
Accounts receivable, net	35,759	-
Shareholder receivable	800	800
Inventory	149,291	49,634
Prepaid expenses	42,123	8,296
Total current assets	875,513	161,541
Total assets	$ 875,513	$ 161,541
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 45,298	$ 13,834
Accrued expenses	7,129	3,646
Total current liabilities	52,427	17,480
Total liabilities	52,427	17,480
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 8,000,000 and 8,000,000 shares issued and outstanding at December 31, 2019 and 2018	800	800
Preferred stock, 4,562,015 and 1,137,397 shares issued and outstanding at December 31, 2019 and 2018	456	114
Additional paid-in capital	2,739,519	489,886
Accumulated deficit	(1,917,689)	(346,739)
Total stockholders' equity	823,086	144,061
Total liabilities and stockholders' equity	$ 875,513	$ 161,541

See accountants' review report and accompanying notes to the financial statements.

CONFETTI COLLECTIVE INC.

STATEMENTS OF OPERATIONS

Year Ended December 31, 2019 and Period of May 11, 2018 (inception) to December 31, 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 126,408	$ -
Total revenue	126,408	-
Cost of goods sold	89,507	-
Gross profit	36,901	-
Operating expenses		
Professional fees	653,005	168,894
Payroll and related expenses	487,109	129,966
Marketing expense	248,968	7,810
Rent expense	69,212	8,100
Travel	22,630	8,655
General and administrative	74,438	23,314
Other operating expenses	43,869	-
Total operating expenses	1,599,231	346,739
Loss from operations	(1,562,330)	(346,739)
Other expenses		
Other expenses	8,620	-
Total other expenses	8,620	-
Net loss before income taxes	(1,570,950)	(346,739)
Provision for income taxes	-	-
Net income (loss)	$ (1,570,950)	$ (346,739)

See accountants' review report and accompanying notes to the financial statements.

3

CONFETTI COLLECTIVE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2019 and Period of May 11, 2018 (inception) to December 31, 2018
(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on May 11, 2018 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders			8,000,000	800			800
Issuance of preferred stock to investors	1,137,397	114			489,886		490,000
Net income (loss)						(346,739)	(346,739)
Balance on December 31, 2018	1,137,397	114	8,000,000	800	489,886	(346,739)	144,061
Issuance of preferred stock to investors	3,424,618	342			2,249,632		2,249,974
Net income (loss)						(1,570,950)	(1,570,950)
Balance on December 31, 2019	4,562,015	$ 456	8,000,000	$ 800	2,739,518	$ (1,917,689)	$ 823,085

See accountants' review report and accompanying notes to the financial statements.

4

CONFETTI COLLECTIVE INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2019 and Period of May 11, 2018 (inception) to December 31, 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (1,570,950)	$ (346,739)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivables	(35,759)	-
Prepaid expenses	(33,827)	(8,296)
Inventory	(99,657)	(49,634)
Accounts payable and accrued expenses	34,947	17,480
Deferred revenue	-	-
Net cash used by operating activities	(1,705,246)	(387,189)
Cash flows from financing activities		
Proceeds from issuance of equity securities to investors	2,249,975	490,000
Proceeds from issuance of common shares to founders	-	-
Net cash provided by financing activities	2,249,975	490,000
Net increase in cash and cash equivalents	544,729	102,811
Cash and cash equivalents, beginning	102,811	-
Cash and cash equivalents, ending	$ 647,540	$ 102,811
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

CONFETTI COLLECTIVE INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of Business

Confetti Collective Inc. ("the Company") was incorporated on May 11, 2018 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company is an online elevated party supply, curated for any occasion and shipped to your house.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized upon the transfer of control of promised goods to customers. The following are the principal activities from which the Company earns revenue:

Revenue consists of sales to individual and wholesale customers. Revenue is recognized when the product has been shipped.

The Company adopted the new accounting standard on revenue recognition, ASU No. 2014-09 (Topic 606) "Revenue from Contracts with Customers," which became effective on December 31, 2018. The Company's revenue recognition policy standards include the following elements under ASU No. 2014-09 (Topic 606):

I.   Identify the contract with a customer

II. Identify the performance obligations in the contract

III. Determine the transaction price

IV. Allocate the transaction price to the performance obligations in the contract

V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following table summarizes financial statement balances measured on a recurring basis as of:

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 15,182	$ 15,182
	$ -	$ -	$ 15,182	$ 15,182

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -

CONFETTI COLLECTIVE INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. The Company has not experienced any losses to date resulting from this practice. At December 31, 2019 and 2018, the Company's cash balances were in excess of federally insured limits by $397,540 and $0.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for year 2018 begin to expire in 2038, and net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has filed both the 2019 and 2018 tax returns and the following table outlines the approximate deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ (406,000)	$ (72,000)
Total deferred tax asset	(406,000)	(72,000)
Valuation allowance	406,000	72,000
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 8, 2020, the date these financial statements were available to be issued and noted the below.

The Company issued 37,371 additional stock options under 2018 Equity Incentive Plan to a new employee.

The Company applied for the Paycheck Protection Program loan in the amount of $79,800.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,9,17,689 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INVENTORY

At December 31, 2019 and 2018, the inventory in the amount of $149,291 and $49,634 and consisted of finished goods. $3,871 and $0 were in inventory under consignment.

NOTE 4 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 14,782,606 and 10,600,000, $.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding.

During the year ending December 31, 2018, the co-founders purchased a total of 8,000,000 common shares for a total of $800. A payment has not been made and considered outstanding as of December 31, 2019 and 2018.

There were no common stock transactions during the year ending December 31, 2019.

NOTE 5 – PREFERRED STOCK

The Company has 4,562,017 and 1,137,397, $.00001 par value shares of preferred stock authorized at December 31, 2019 and 2018. During the year ended December 31, 2018, the Company issued 1,137,397 preferred shares for total cash proceeds of $490,000, net of $10,000 in costs. During the year ended December 31, 2019, the

Company issued 3,424,618 preferred shares for total cash proceeds of $2,249,974. At December 31, 2019 and 2018, the Company had 4,562,015 and 1,137,397 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stock holders as discussed in the company's amended articles of incorporation.

NOTE 6 – STOCK OPTIONS

During 2018, the Company executed the 2018 Equity Incentive Plan, which reserved 1,100,000 common shares to be issued in the form of shares, restricted shares, or stock options. In 2019, the number of shares under the EIP was increased by 416,655 for a total of 1,516,655 shares. During the years ended December 31, 2019 and 2018, the Company issued 116,787 and 0 stock options, respectively. Stock options shall time-vest as follows: one fourth of such time-vesting shares shall vest one year after the vesting commencement date; the balance of such time-vesting shares shall vest in a series of thirty-six equal monthly installments measured from the first anniversary of the vesting commencement date. At both December 31, 2019 and 2018, there were no vested stock options and no stock-based compensation. The Company reserved 1,516,655 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool.

At December 31, 2019, $15,182 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 3.5 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 11, 2018 (inception)	-	$ -	-
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	-	-	-
Granted	116,787	0.13	4.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2019	116,787	$ 0.13	3.5

EXHIBIT C
PDF of SI Website


COTERIE
More Good Times.

Invest in Coterie Party

Elevated party supplies for every occasion, designed in house and delivered to your door

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Disclaimer:

This presentation contains offering materials prepared solely by Confetti Co without the assistance of SI Securities, and not subject to FINRA Rule 2210. In a presentation may contain forward-looking statements and information relating other things, the company, its business plan and strategy, and its industry. These reflect management's current views with respect to future events based informati available and are subject to risks and uncertainties that could cause the comp results to differ materially. Investors are cautioned not to place undue relian forward-looking statements as they contain hypothetical illustrations of principles, are meant for illustrative purposes, and they do not represent guarant ... of which canno ... sponsibility for t ... no duty to upda statements to conform them to actual results.

$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN COTERIE PARTY

Time Left **67d : 05h : 20m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://coterieparty.com/

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Coterie Party is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Coterie Party without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Founders are experienced entrepreneurs in the direct-to-consumer startup space and were both founding team members of Daily Harvest, a smoothie delivery company that attracted over 100,000 customers in under two years
- Previously raised nearly $2.75M from notable investors, including Canaan Partners, Global Founders Capital, and Female Founders Fund
- Achieved over 2 billion impressions in 6 months, with notable press coverage in TechCrunch, Business Insider, Fast Company, BuzzFeed, HGTV, Yahoo, and dozens more
- Generated over $24.5K in revenue in May 2020 with no marketing spend, compared to $126k in revenue for full year 2019 (unaudited)
- Launched successful partnership collections with Draper James (Reese Witherspoon's brand) and FabFitFun

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $415,000
- Offering Type: Side by Side Offering

We're aiming to disrupt the $10 billion US Party Supply Industry by designing and delivering stylish party supplies that are premium in quality and affordable in price.

The current party supply industry doesn't feel like a party. Products are often low quality, cheap and unattractive. Product assortment is incredibly overwhelming, leaving customers paralyzed by choice. We've found no company that has built a seamless e-commerce experience or focused on direct to consumer. And we believe there is no loved brand.

Despite the lack of easy shopping options, 70% of Americans throw 3.5 parties each year and this opportunity is only expanding. Baby and bridal showers, birthdays, holidays, dog parties, or your monthly book club - there are endless reasons to throw a party each year across all life stages. Coterie helps make those celebrations possible.

Coterie makes it fun and easy to throw a stylish party by providing everything our customers need, delivered to their door. All of our products are designed in house and we offer a seamless and elegant shopping experience, from tailored content to thoughtful website design to lightning fast shipping - things we believe are currently unheard of in the industry.

We spent 2019 focused on testing, learning and being efficient with marketing spend. We launched 6 seasonal collections, amassed 30K+ avid Instagram followers, and achieved steady revenue growth. Most importantly, we came away with 3 key learnings that will allow us to scale in 2020: launching a huge Kids Collection, executing on more partnerships like the one we did with Reese Witherspoon's Draper James, and tapping into new distribution channels including wholesale. We've already seen really strong results from our Kids Collection, which launched just this February. Conversion doubled, orders tripled and CACs were cut in half.

With our unique brand, differentiated product, deeply experienced leadership team, and actionable 2019 learnings, we believe we are poised to disrupt the $10B party industry.

Gallery





Coterie hopes to disrupt party supply space by simplifying party decorating

Coterie on Yahoo Finance.

Our founders talk about their plans to disrupt the party supply industry by simplifying party decorating.

Media Mentions



The Team

Founders and Officers



Sara Raffa
CO-FOUNDER & CO-CEO

Sara Raffa runs Product and Operations for Coterie. She was the fifth employee at Daily Harvest, where she managed all operations, including production, logistics and fulfillment. Prior to Daily Harvest, Sara attended the University of Chicago Booth School of Business, where she received her MBA and launched a sustainable fashion brand. She also spent four years in accounting and consulting at PwC.



Linden Ellis
CO-FOUNDER & CO-CEO

Linden Ellis has over 8 years of experience working in e-commerce startups. She began her career in Investment Banking at Lazard Freres before transitioning to Birchbox where she ran Demand Planning and Marketing Analytics. After 3.5 years at Birchbox, Linden joined Daily Harvest as the second employee. At Daily Harvest she ran Customer Acquisition, Analytics and Finance.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $415,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Coterie Party has set an overall target minimum of US $415,000 for the round, Coterie Party must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Coterie Party's Form C.
Regulation CF cap:	While Coterie Party is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Marketing & Growth
Headcount
Product & Operations
Technology
Unspecified

If Maximum Amount Is Raised

Marketing & Growth
Headcount
Product & Operations
Technology
Unspecified

Investor Perks

Invest by 06/12/2020 and receive double the gift card amount in your tier.

All Investors will receive the below perks plus their investment tier perks:

- Our signature Coterie "More Good Times" pink hat and tote bag
- Quarterly email updates from the founders

Investment between $1,500 - $2,999:

- $100 Coterie gift card

Investment between $3,000 - $9,999:

- $300 Coterie gift card
- Access to all launch parties. Bring a friend (or a kid) and come experience our brand IRL as we launch new collections. Past events have included fun activities like cookie decorating, flower bouquet making, cocktail classes, REAL puppies, live music for kids and balloon animals - plus there is always food and drinks!

Investment between $10,000 - $24,999:

- $750 Coterie gift card
- Access to launch parties. Bring a friend (or kid) and come experience our brand IRL as we launch new collections. Past events have included fun activities like cookie decorating, flower bouquet making, cocktail classes, REAL puppies, live music for kids and balloon animals - plus there is always food and drinks!

Investment between $25,000 - $99,999:

- $1000 Coterie gift card
- Access to launch parties. Bring a friend (or kid) and come experience our brand IRL as we launch new collections. Past events have included fun activities like cookie decorating, flower bouquet making, cocktail classes, REAL puppies, live music for kids and balloon animals - plus there is always food and drinks!
- Annual meeting with the founders and executive team

- 20% off promo code to be used on all Coterie orders

Investment of $100,000 and above:

- $1,000 Coterie gift card

- Access to launch parties. Bring a friend (or kid) and come experience our brand IRL as we launch new collections. Past events have included fun activities like cookie decorating, flower bouquet making, cocktail classes, REAL puppies, live music for kids and balloon animals - plus there is always food and drinks!

- Annual meeting with the founders and executive team

- 20% off promo code to be used on all Coterie orders

- Private party for you and 10 of your friends planned by our co-founders at your residence (or virtually on zoom if preferred). We'll include food, drinks, decorations and a fun activity of your choice.

Note: Gift cards and promo codes valid at coterieparty.com. Gift cards and promo codes can't be combined.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Coterie Party's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $500,000
Closed Date	May 1, 2018
Security Type	Preferred Equity

Seed	
Round Size	US $2,250,000
Closed Date	Jan 1, 2019
Security Type	Preferred Equity

Market Landscape



The bar chart above shows Party City Wholesale Sales over time (in millions of $). As shown, sales have enjoyed a consistent increase - but what's most interesting here is that sales remained steady during the 2001 and 2008 recessions.

This data is particularly important now, as we are likely entering an upcoming recession. Qualitatively, this data makes sense. Birthday parties and holidays don't stop during recessions, and parent's will always find ways to celebrate their kids and loved ones. During a recession, entertaining tends to move from event spaces into homes to save money. Without the excitement of an external party space, decorations become more important than ever.

While group gathering has stopped as a result of COVID, we're finding our customers are still looking for ways to create magic at home. Whether it be a princess tea party to keep the kids entertained, or a special mother's day brunch, our customers are turning to decorations to make the smaller party feel special. We scaled back entirely on marketing spend to extend runway, but continue to see strong orders, with April revenue of $8,500.

Additionally, with stores closed, customers are shopping online, and we believe we have the best online experience in the industry.

Note: Past results do not guarantee future results

The Global Party Supply industry is $17 billion and growing 4.9% annually. It is expected to reach $24 billion by 2026. The US Party Supplies industry is $10 billion.

Party City dominates the market with 24% market share, yet they are struggling - making now the perfect time to tackle this industry with a fresh new brand. Party City's stock dropped 67% after their earnings report in November 2019, which detailed some major issues and huge store closures. One look at their Yelp reviews shows that customers are highly dissatisfied with the Party City experience.

Beyond Party City, the market is highly fragmented with no runner up. Customers go to Amazon, Etsy, Target and small stationary shops for party supplies, but none of these options offer a curated assortment, elevated product and a seamless shopping experience.

Our product is priced in line or better than comparable quality product on the market, and averages $4-5 per person for a complete party set.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive -. Additionally, the product may be in a market where customers will not have brand loyalty.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,917,689, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has outstanding liabilities. The Company has an outstanding liability of $79,800 stemming from a Paycheck Protection Program loan received in May 2020. The company expects full forgiveness of the loan; however, there is no guarantee that the company will be forgiven or pay off this outstanding liability.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	Mar 6, 2020	Folder
> 🗀 Fundraising Round (1 file)	Mar 6, 2020	Folder
> 🗀 Investor Agreements (1 file)	Mar 6, 2020	Folder
> 🗀 Miscellaneous (4 files)	Mar 6, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Coterie Party

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Coterie Party. Once Coterie Party accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Coterie Party in exchange for your securities. At that point, you will be a proud owner in Coterie Party.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Coterie Party has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Coterie Party does not plan to list these securities on a national exchange or another secondary market. At some point Coterie Party may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Coterie Party either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Coterie Party's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Coterie Party's Form C. The Form C includes important details about Coterie Party's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



COTERIE

More Good Times.

Disclaimer:

This presentation contains offering materials prepared solely by Confetti Collective, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Hello there!

We're Coterie. We're aiming to disrupt the $10 billion US Party Supply Industry by designing and delivering stylish party supplies.

The current party supply industry doesn't feel at all like a party.

Cheap, low quality products.

Lacking in design and innovation.

Overwhelming product assortment.

Unusable websites.



Today, there is a massive opportunity in the $10BN party industry


24%
$10BN

Party City owns the majority, and the rest is highly fragmented with no runner up

Party City Blames Helium Shortage And Halloween Miss As It Loses Two-Thirds Of Value, But Issues Go Way Deeper

Andria Cheng Senior Contributor
Retail
I cover retail, from fashion to grocery, and its dance with technology


Party City

Party City lost more than two-thirds of its value in one day, but helium shortage or Halloween ... [+] © 2018 BLOOMBERG FINANCE LP

Party City has become its own party pooper: the stock slumped 67% on Thursday to its all-time low of $2 a share after the largest U.S. specialty party-supplies chain posted an unexpected third-quarter loss and cut its annual outlook.

The global market is $17BN and is expected to grow at 5% CAGR to $24BN by 2026

"Increase in social media has influenced the demand for the parties, which is one of the major attributes for the growth in the market"*

*From Globe News Wire

76% of customers want better options for party supplies



Our Mission

Replace Party City and take over the industry by appealing to consumers desperate for a better option.

Make Coterie the loved and go-to brand in the space by providing stylish party supplies.

Empower the next generation of community and celebration.

Launched February 2019



Focused on direct-to-consumer



BAM
POP



COTERIE
Make new friends. Keep the old. Serve cupcakes.
The party starts here.

Coterie is setting a new standard for inspirational party decor



GO Y'ALL

A growing community of obsessed followers

A seamless and elegant shopping experience unheard of in industry

Stylish party supplies, exclusive to Coterie

We make it *easy*
and fun to throw a
stylish party.

Our Sets have everything you need
for a party, delivered to your door.
Starting at just $49 for 10 guests.

Customers can also shop à la carte
or take a quiz to build a custom Set.



We received over 2BN impressions in 6 months

ROMPER

"Throwing a party is always a lot more work than you think it's going to be...That's what makes Coterie's party supplies so appealing."

BUSINESS INSIDER

"Featuring dreamy, geometrical, and more abstract (and always colorful) designs, Coterie's wares include brushstroke napkins, watercolor-adorned plates, and confetti balloons for birthdays, showers, and kid parties, or just by season."

FORTUNE

REFINERY29


"Coterie is building a modern brand that gives consumers a frictionless, elevated and more beautiful experience."

TechCrunch

"Could This Startup Give Party City A Run for Their Money?"

Inc.

YAHOO!

"Linden Ellis and Sara Raffa are dismissing conventional wisdom and mixing business with pleasure. Or at least making beautiful parties a business."

"Coterie is serving a function within an experience, but it's also something people want to show off...It's kind of like a secret weapon."

CNN

Customers are *obsessed* with our product and brand

"Fantastic design and product !! 🌈 "

Andrew E.

"Loving the plaid! Now I need to find some mistletoe (says the married Jewish girl) 🤣 . "

Jessie R.

"Everyone kept commenting all night about how beautiful and classy everything looked. Can't wait for my next party! Thank you for making my planning so easy!"

Sydni C.

"Hosted my first ever cookie exchange over the weekend and Coterie's first trunk show! It was my first party in my new house and I'm really proud of how it all turned out 🎄✨ "

Jael C.



"You all are saviors for the working parents that don't have time to gather all the 'things.'"

Kirsten H.

"I ordered these plates for a Greece-themed dinner party, and they absolutely made the table. Highly recommend!"

Lindsay H.

"I wanted to show y'all the beautiful wine and dine night I had a few months ago using the shine on set! I loved using the paper fans to add an elegant background on our kitchen island. With a few fresh florals and yummy food, the night was amazing!"

Molly G.

"Simple, easy, looks spectacular. I will definitely be buying more sets!!"

Sophia W.



Our customers are already exhibiting strong repeat behavior and higher annual spend than similar brands

1.6 orders
Per customer in 9 months

1.2 orders
Per customer in 6 months



Coterie $134
Party City $51
1800 Flowers $84
Zola $103
Harry & David $86

● 6 Months ● 9 Months

*9 month data based on company calculation from first two cohorts of customers
**6 month data based on company calculation from first five cohorts of customers
***External data from Earnest Research

Our instagram organically grows 20% MoM, on track to reach 130K actively engaged fans by end of year



Influencers tell a clear story that is successful in educating customers on the benefits of Coterie



15% monthly growth

Feb-19 5k
7k
9k
May-19 10k
13k
17k
Aug-19 19k
21k
24k
Nov-19 26k
27k
29k
Feb-20 30k

Dec-20 130k

We aim to be at 80% gross margin by year 4


Gross Margin (%)
Product
Shipping
Packaging & Fulfillment
Processing Fees
2019 (Actual)
$15.93
$11.64
$6.46
$2.48
$47.00
56%
$84
2020
$14.25
$9.00
$6.29
$2.58
$63.00
66%
$95
2023
$9.60
$6.00
$5.80
$2.58
$96.00
80%
$120

*Ecommerce only

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

This year, we will focus on driving growth in three main ways



Kids Collection

Launch kids-focused themes to better appeal to parents



Partnerships

Collaborate with new brands to drive awareness and sales



Channel Expansion

Tap into new channels to meet the customer where they are



Parent's spend over $550 on each child's birthday parties per year

Our Kids Collection launched in February 2020 with powerful results

Orders tripled and conversion doubled
By appealing to our customer actively searching for kids product

CACs were cut in half
Making us contribution margin positive and ready to scale

Highly repeatable and recession resistant
Kids have birthdays every year and nearly all kids parties utilize disposable decor

Coterie provides a unique platform for partnerships that are a lucrative avenue to grow the brand

Quick Facts about Draper James Partnership:

1. 3 collections launched over 4 months
2. Sold through initial inventory, with reorder of additional product
3. Over 20 press hits, including People, Southern Living, Town and Country, Brit.co and HGTV (1.8 billion total impressions)

We have a strong pipeline of confirmed and potential partners for 2020



There is significant opportunity in new channels that we've only just begun to tap into

Wholesale

Utilize boutiques and large retailers as a "free" marketing channel



Popups & Experiential

Allow customers to experience Coterie IRL through events, guerilla marketing and popups



Event Spaces & Planners

Become the go-to decor partner for children's birthday party spaces and planners



Our founders have extensive experience scaling brands

Linden and Sara were founding members of Daily Harvest, where they built one of the fastest growing e-commerce startups - acquiring over 100,000 customers in under two years.



Linden Ellis

Co-Founder, Marketing & Finance

Previously: Daily Harvest (Founding Team)
Birchbox, Lazard, Yale



Sara Raffa

Co-Founder, Product & Operations

Previously: Daily Harvest (Founding Team)
UChicago MBA, PwC, Georgetown









DAILY HARVEST · BIRCHBOX · CHICAGO BOOTH · Yale · Georgetown University

*Consultant

We aim to be profitable starting Q1 2022 while hitting steady topline growth


Millions
100
90
80
70
60
50
40
30
20
10
0
$2.3
$15.4
$32.6
$55.8
$83.7
2020
2021
2022
2023
2024

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

COVID UPDATE:

Our customers are looking for small ways to create magic during this time

1. Birthdays and holidays don't stop. Decorations are now more important than ever to make the occasion special

2. We scaled back entirely on marketing spend to extend runway, but continue to see strong orders, with April revenue of $8,500 and projected May revenue of $24,000

3. Party supplies are recession resistant. During the 2001 and 2008 recessions, sales of party goods remained steady

4. With stores closed, all customers are shopping online, and we believe we have the best online experience in the industry


880 likes
kashiapalmer Yesterday I decided the girls needed a little extra sparkle in their day ✨ So we had a unicorn lunch 🦄 🍔 Also can you tell the... more


1/6
77
Liked by coterieparty and 487 others
melissa.christine When in quarantine, have a PUPPY PAWTY! I'm obsessed with all the kids party decor from @coterieparty! Especially with all the... more


297 likes
jocelynsmithphoto We had a unicorn rainbow party just because. @coterieparty makes the absolute prettiest party decor to celebrate a birthday... more


124 likes
betsyloveee When the day's are all mushed together, fussy complaining, and the rain has been non stop for a whole week. Bring in the bounce castle... more

Coterie will quickly expand beyond party decor

1. Product
Favors, gifting, DIY supplies, party games, home goods and costumes

2. IRL
Pop-ups, retail and unexpected parties throughout your community

3. Digital
Online community, DIY printables, invitations, cards, venue and event planning

4. Data
Utilize customer data to send event reminders and invites to local parties, and serve relevant content



Coterie is powering the next generation of community and IRL connections.

We are poised to disrupt the party industry.



Unique brand and differentiated product

Deeply experienced leadership team

Actionable learnings evidencing product-market fit

Appendix



Our products are *unlike anything else* on the market.

Delivering Southern charm no matter where you are on the map.



Our Exclusive Draper James Heritage Collection



Our products are *unlike anything else* on the market.



Our Exclusive Roar+Rabbit Watercolor Set


Cheers!



Hand-painted with love from the design studio of Roar+Rabbit.

We're bringing together content, community and commerce to create a new way of shopping online

Create a
Profile



Get
Inspired



Chat with
Friends



Get Insider
Perks





At a Coterie party, 25 new people are introduced to our brand.

Network effects and virality from every Coterie party will drive organic growth

In decorating a party with Coterie, customers are promoting our brand to their guests

Zola

100 people exposed

Paperless Post

25 people exposed

Notable Press

2B total impressions since 7/1/2019

1. Fortune
2. Inc
3. Brit.co
4. TechCrunch
5. CNN Business
6. Refinery29
7. PureWow
8. Business Insider
9. Yahoo
10. Romper

11. Ladders
12. FastCompany
13. Thrive Global
14. Best Products
15. Daily Mail
16. People
17. Parade
18. People
19. Southern Living
20. Town and Country

21. Brit.co
22. The Knot
23. Food Network
24. Buzzfeed
25. PureWow (August and October)
26. HGTV
27. Romper
28. PopSugar
29. Cheddar
30. Yahoo Lifestyle

Sales of party goods remain steady during recessions

Party City Wholesale Sales (in millions)





EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Coterie hopes to disrupt party supple space by simplifying party decorating
https://www.youtube.com/watch?v=g9ZK0jz1nSk&feature=emb_title

[Yahoo Finance Host]:
Our next guests are mixing business with pleasure – founders of online party supply store, Coterie, offer everything you need for a special event and we're welcoming Sarah Raffa and Linden Ellis to talk about this. Um, you guys have done startups before. You were at daily harvest before this, which is about food...now you're doing the stuff that you eat the food on...so talk to me first of all about why you thought that this would be, you know, that this was a need that needed to be filled in the marketplace.

[Sara Raffa]:
Yeah great question. So I know you're a mom and so you're probably very familiar with the process of decorating and throwing parties. I mean when you throw a party today, it's this really stressful experience. There's endless options out there. The product quality is really low and so there's really no easy way to decorate for a party. And that's crazy because parties are all about fun and yet this planning experience is not fun and that's really why we built Coterie. We wanted to make it a more fun experience to decorate for parties.

[Yahoo Finance Host]:
And it's all...it's one-stop...I'm gonna hold up some of these plates. I personally like the pineapple plate. It's legit. This one reminds me of the first time I had tequila and the aftereffects of it. Let me ask you. The boxes can be as little as forty-nine bucks...and it's a totally...it's everything...and it's – for lack of a better term – "Instagram ready" because it makes the party. It's that perfect picture.

[Linden Ellis]:
Exactly. It's a party in a box. So if you are throwing a baby shower, bridal shower -- it's basically two clicks and you get a box sent to your door. We also let people shop a la carte, so you can order just this set of plates if you want to. And you can mix and match for the customer that's looking for a lot more customization.

[Yahoo Finance Host]:
And when you're selling these various boxes, what tends – I mean I know you guys only launched a couple of months ago – but what has sort of tended to be the most popular?

[Sara Raffa]:
Yeah so people are really loving our prints and our tableware. So tableware in the party space is the highest selling category and we're definitely seeing that amongst our product and I think...

[Yahoo Finance Host]:
So tableware is what?

[Sara Raffa]:
Ya sorry – the paper plates, cups, napkin, straws... all that kind of fun stuff that really fills out the whole party. We have a lot of really fun prints. We spend a lot of time with some cool designers to build them out and make sure they're really high-quality. And I think people are really excited about those.

[Yahoo Finance Host]:

And you had a fundraiser – I mean you've got a little under three million dollars behind you to make this, so there's definitely a business here. Where do you see this growing? Are you take on even bigger partners with liquor outlets and those kinds of...

[Linden Ellis]:
Right yes. We actually have – I can't give you specific details on them yet – but we have some really exciting partnerships in line for the fall, which is really exciting. And you know we're tackling the tableware and party decorations first, but I think there's a ton of different expansion lines.

[Yahoo Finance Host]:
Huge growth area.

[Linden Ellis]:
Yeah I mean the party supplies...the party supplies industry alone is a ten billion dollar industry. Party city owns 20% of that -- they're doing 2.4 billion dollars in sales every year, which is insane.

[Yahoo Finance Host]:
Here you come though.

[Linden Ellis]:
Here we come haha.

[Yahoo Finance Host]:
When you look king of at...kind of this being the Instagram generation and wanting to have parties that are well photographed, um how vulnerable are you to sort of backlash against that? Because we are starting to see a little bit of a turn towards more realism quote-unquote in in people's Instagram feed, so is that a...is that a risk factor at all for you guys?

[Sara Raffa]:
Well so as a brand we're actually really focused on helping to facilitate that human connection. And so people really do want to put down their phones connect in real life and be with their loved ones. But what we're finding is that people aren't throwing parties as much, because it is really stressful and so they're kind of avoiding that. We want to facilitate that -- encourage people to put down their phones, celebrate, and enjoy with their friends.

[Yahoo Finance Host]:
I have to say from personal experience and like going through websites...

[Linden Ellis]:
It's miserable.

[Yahoo Finance Host]:
It's not awesome. I have to admit.

[Yahoo Finance Host]:
Well, my sister-in-law was just saying the other day...that she forgot to plan for the eight-year-olds birthday and had to put this whole thing together and this would be much easier.
[Linden Ellis]:
This would be much easier.

[Yahoo Finance Host]:
But I am curious...I know you can't share exactly who your customers are, but you are you starting to sense a profile of who actually is coming on a regular basis

[Linden Ellis]:
Yeah we -- what's really exciting is we've seen orders from 27 states, which is great. We're not seeing like major pockets in New York or on the coast, which is really great for us to see. We think that the South and Midwest is going to be a really good audience for us because they're a little more into the art of entertaining. They have bigger places. We in New York have closets. It's really hard for us to have a party where we are doing a lot of decorations...so the Midwest and South audience is going to be a really strong one for us.

[Yahoo Finance Host]:
Is Party City your major competitor? You mentioned there the sales that they do...

[Linden Ellis]:
Yeah I think that...you know it's an interesting industry, because there's Party City and then the rest is so Fragmented. But what all of the people in the space are currently lacking is this curated experience. So... kind of in the way that Away has done for luggage and Casper's done for mattresses...we're able to provide this really curated experience that shoppers are now looking more and more for.

[Yahoo Finance Host]:
I just quickly want to ask you – what I'm seeing here is not something that would fly at a ten-year-old boy's birthday party. So how much of it is more sort of kid focused?

[Sara Raffa]:
Yeah so right now a lot of our product is kind of focused on the adult demographic, but we do have a lot of fun product for kids. We have a rainbow kit that's great for boys and our fruits are really fun for kids as well. And as we grow, they'll definitely be expansion to kind of tackle kids' parties because it is such a huge category.

[Yahoo Finance Host]:
Yes, it is... and we'll be checking back.

[Yahoo Finance Host]:
When you get those partnerships going with the adult beverages...can you come back please?

[Sara Raffa]:
Yes we definitely can.

[Linden Ellis]:
Let us know when you have a party! We're definitely here.

[Yahoo Finance Host]:
All right. Sarah and Linden thanks so much for coming in. Sarah Raffa and Linden Ellis are founders of coterie